STEWART R. HOREJSI
                          1680 38TH STREET, SUITE 800
                            BOULDER, COLORADO 80301

September 9, 2004

Members of the Board of Directors
Neuberger Berman Real Estate Income Fund Inc.
605 Third Avenue
New York, New York 10158

Ladies and Gentlemen:

I am writing in connection with the tender offer that the Lola Brown Trust No. 1B and the Ernest Horejsi Trust No. 1B will commence tomorrow for shares of Neuberger Berman Real Estate Income Fund Inc. (the "Fund"). As you are probably aware, as directors of the Fund you will be asked to take a position with respect to the tender offer. I urge you to support the tender offer.

In considering your response to the tender offer, I believe the board will exercise due caution and I urge the independent directors of the Fund to select their own independent counsel and seek independent legal advice. As I am sure you are aware, scandals such as the ones at Enron and Hollinger have illustrated the hazards and potential pitfalls for board members who make missteps in carrying out their fiduciary duties. Certain breaches of fiduciary duties result in directors being held personally liable, with those liabilities not covered by either D&O insurance or indemnification.

The Trusts intend to acquire as much as 50% of the Fund's outstanding shares. In the past, the Trusts have acquired control of three other closed-end investment companies. In two of these cases the incumbent investment advisor was replaced. In the third case, the incumbent investment advisor was retained. In the case of the Fund, the Trusts anticipate asking shareholders of the Fund to replace the incumbent advisor, as indicated in the tender offer materials. In addition, the Trusts anticipate supporting changes in the Fund's investment policies to broaden the Fund's investments. We believe the tender offer provides shareholders of the Fund the opportunity to sell their shares at a fair price if they do not want to be a part of these changes.

I would be happy to meet with you to discuss the tender offer. If you would like to set up a meeting, you can contact Steve Miller in our offices in Boulder at 303-442-2156 and he will make the arrangements. We would like to avoid a lengthy fight that accomplishes nothing other than running up expenses that Fund shareholders will bear.

Please do not hesitate to contact me.

Sincerely yours,

/s/

Stewart R. Horejsi